Mail Stop 4561

July 21, 2006

Mr. George H. Glatfelter
Chairman and Chief Executive Officer
P.H. Glatfelter Company
96 South George Street
Suite 500
York, Pennsylvania 17401

   Re: **P.H. Glatfelter Company**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Form 10-Q for the Quarterly Period Ended March 31, 2006
      File No. 001-03560

Dear Mr. Glatfelter:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Stephen Krikorian
               Accounting Branch Chief